SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C.  20549

                                  FORM 11-K





[ X ]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1995

                                             OR

[   ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ......................to ......................

Commission file number 1-4982

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          PARKER HANNIFIN EMPLOYEES'
                      SAVINGS PLUS STOCK OWNERSHIP PLAN

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         PARKER-HANNIFIN CORPORATION
                             17325 EUCLID AVENUE
                            CLEVELAND, OHIO  44112

      THE PARKER-HANNIFIN EMPLOYEES' SAVINGS PLUS STOCK OWNERSHIP PLAN

                      INDEX OF FINANCIAL STATEMENTS


                                                                     PAGE

Report of Independent Accountants                                     F-1


Financial Statements:

   Statements of Financial Condition at December 31, 1995 and 1994    F-2

   Statements of Income and Changes in Plan Equity for the years
    ended December 31, 1995 and 1994                                  F-2

   Notes to Financial Statements                                   F-3 to F-17

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Shareholders and
      Board of Directors
Parker Hannifin Corporation



We have audited the accompanying statements of financial condition of the Parker-Hannifin Employees' Savings Plus Stock Ownership Plan as of December 31, 1995 and 1994, and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Parker-Hannifin Employees' Savings Plus Stock Ownership Plan as of December 31, 1995 and 1994, and the results of its operations and changes in its plan equity for the years then ended, in conformity with generally accepted accounting principles.


                                                 Coopers & Lybrand L.L.P.

Cleveland, Ohio
June 26, 1996

       THE PARKER-HANNIFIN EMPLOYEES' SAVINGS PLUS STOCK OWNERSHIP PLAN
                    STATEMENTS OF FINANCIAL CONDITION

CONSOLIDATED
____________
                                                        December 31,
                                              _____________________________
                                                      1995            1994
Assets
 Investments at market value  (Notes 1 & 4)   $ 391,593,876   $ 305,176,374
 Participant loans receivable                    16,581,558      14,659,980
 Investment contracts (Notes 1 & 5)             155,287,642     158,629,321
 Contributions receivable                           848,436         895,147
 Investment income receivable                       905,905       1,049,790
 Security sales receivable                              186          34,920
 Other receivables                                    3,251          33,610
                                              _____________   _____________
 Total assets                                 $ 565,220,854   $ 480,479,142
                                              =============   =============

Liabilities & Plan Equity
 Dividends payable to participants (Note 6)   $   2,885,266   $   2,394,461
 Security purchases payable                         447,208         791,787
 Notes payable (Note 3)                           6,895,000      19,733,000
                                              _____________   _____________
 Total liabilities                               10,227,474      22,919,248

 Plan equity                                    554,993,380     457,559,894
                                              _____________   _____________
 Total liabilities & plan equity              $ 565,220,854   $ 480,479,142
                                              =============   =============


             STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

                                                  Year ended December 31,
                                              ______________________________
                                                       1995            1994
Contributions  (Notes 1 & 2):
 Employees' payroll deductions                $  39,120,731   $  32,662,751
 Lump-sum contributions                              61,853         256,483
 Transfers from other plans (Note 2)                   -            364,557
                                              _____________   _____________
 Total employees' contributions and transfers    39,182,584      33,283,791

 Employer's contributions                        18,200,977      16,341,467

Interest income                                  13,498,568      12,399,247
Dividend income - net                             1,587,546       1,878,701
Net appreciation in the fair
   value of investments  (Notes 1 & 4)           57,593,264      32,983,650
Withdrawals and terminations                    (30,551,247)    (30,278,307)
Interest expense (Note 3)                        (1,396,102)     (2,399,541)
Trustee fees and expenses                          (682,104)       (550,234)
                                              _____________   _____________
Increase in plan equity                          97,433,486      63,658,774

Beginning plan equity                           457,559,894     393,901,120
                                              _____________   _____________
Ending plan equity                            $ 554,993,380   $ 457,559,894
                                              =============   =============

    The accompanying notes are an integral part of the financial statements.

                         NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    INVESTMENT VALUATION

    The investments in Parker-Hannifin Corporation (the Company) common shares, non-convertible corporate bonds, U.S. Government bonds, Key Trust Employee Benefits Value Equity Fund and the Key Trust Employee Benefits Fixed Income Fund are valued as of the last reported trade price on the last business day of the period. The Parker-Hannifin Employees' Savings Plus Stock Ownership Plan (the Plan) presents in the Statement of Income and Changes in Plan Equity the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses from the sale of investments and the unrealized appreciation (depreciation) on investments held by the Plan.

    Investments in the Key Trust Employee Benefits Money Market Fund are valued at market, which approximates cost. Refer to Note 5 for additional information relating to funds held by Certus in the Contract Income Fund.

    Management believes that the Plan's investments are well diversified and do not create a significant concentration of credit risk. Participants assume all risk in connection with any decrease in the market price of any securities in all the Funds. Although the annual rates of return with respect to the contracts held in the Contract Income Fund are guaranteed by major insurance and bank companies, the Company does not make any representations as to the financial capability of such companies or their ability to make payments under the contracts.

    CONTRIBUTIONS

    Contributions from employees and the Company are recorded in the period that payroll deductions are made from Plan participants.

    Company contributions are invested solely in the ESOP Fund, which holds Company stock and some cash.

    OTHER

    Purchases and sales of securities are reflected on a trade-date basis.

    Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned on the accrual basis.

    Costs incident to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, as well as investment advisory fees, are charged to the Funds to which they relate and netted against interest income. All other costs and expenses incurred in administering the Plan, including fees of the Trustee, are paid out of the Plan's assets, unless the Company elects to pay such costs.

    The Plan has a loan provision which allows an active participant to borrow a minimum of $500 and up to a maximum of a) 50% of his account balance or
    b) $50,000 minus the largest outstanding loan balance he had in the last 12 months, whichever is less. The loan must be repaid, with interest equal to the prime rate at the time the loan is entered into plus 1%, over a period from 1 year to 4 1/2 years for a general purpose loan and up to ten years for a residential loan. Refer to Note 11 for changes effective in 1996.

    The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    Participants should refer to the summary plan description or the plan agreement for more complete information.

    STOCK SPLIT

    On April 13, 1995 the Board of Directors authorized a 3-for-2 split of the Company's common shares, paid June 2, 1995. All per share amounts in the financial statements and notes thereto have been restated to give effect to the 3-for-2 split.

2.  CONTRIBUTIONS AND TRANSFERS

    PARTICIPANT PAYROLL DEDUCTION CONTRIBUTIONS

    A participant may elect to contribute, through payroll deductions, not less than 1% nor more than 15% of his total compensation for a Plan year and, beginning in 1996, may change such percentage upon request. The amount which a highly compensated employee may contribute may be limited in order to comply with Internal Revenue Code sections 401(k) and 401(m). A participant may suspend his contributions at any time. Upon enrollment or re-enrollment, each participant stipulates his contributions to be invested in accordance with the following investment options:

    (a) Company Stock Fund - Invested primarily in Common Shares of the Company purchased on the open market. A participant's contribution is limited to 50% invested in this fund.

    (b) Fixed Income Fund - Invested primarily in securities which have a fixed rate of return such as government and high-quality corporate bills, notes, bonds, and other similar investments of issuers other than the Company.

    (c) Equity Fund - Invested primarily in common stock of high-quality medium and large capitalization companies other than the Company.

    (d) Contract Income Fund - Invested primarily in high-quality fixed income investments such as contracts issued by insurance companies and banks which provide a return guaranteed by the issuer, and debt securities such as notes and bonds issued by Federal agencies or mortgage backed securities, with each of these investments typically providing a stable rate of return for a specific period of time. Refer to Note 5 for a description of assets managed by Certus.

    (e) Balanced Fund - Invested primarily in bonds, convertible securities, money market investments, and common stocks of high-quality medium and large capitalization companies other than the Company.

    (f) Small Capitalization Fund (Available January 1, 1996) - Invested primarily in equity securities of small companies that have demonstrated or have the potential for above-average capital growth.

    (g) International Fund (Available January 1, 1996) - Invested primarily in common stocks, preferred stocks, warrants and rights to subscribe to common stocks on non-U.S. issuers.

    (h) S&P 500 Index Fund (Available January 1, 1996) - Invested in stocks which comprise the S&P 500 Index, most of which are listed on the New York Stock Exchange.

    PARTICIPANT LUMP-SUM CONTRIBUTIONS

    Through December 31, 1995 a participant could elect to make an annual voluntary lump-sum contribution as of year end, providing he is actively contributing to the Plan. The amount of any lump-sum contribution, when added to a participant's payroll deduction contributions during the plan year, could not exceed an amount equal to 15% of his total compensation for the year. The highly compensated employees may have been prohibited from making such contributions. A participant's voluntary lump-sum contribution could be invested in the same manner as payroll deduction contributions except that up to 100% of such contribution could be invested in the Company Stock Fund. The right to make a voluntary lump sum contribution has been eliminated beginning with the 1996 Plan year.

    TRANSFER OF PROFIT-SHARING ACCOUNT BALANCES

    A participant who has an account attributable to the old Profit-Sharing Plan (replaced by the Retirement Plan) may make an irrevocable election to have his entire account balance transferred to the Plan. The account balance may be transferred upon request.

    TRANSFERS FROM OTHER PLANS

    As a result of an acquisition in 1994, $364,557 was transferred into the Plan from the account balances of the LDI Pneutronics Stock Savings Plan.

    TRANSFERS AMONG SAVINGS PLAN FUNDS

    A participant may elect to reallocate, upon request, his account balances attributable to his contributions invested in any Fund (other than the ESOP Fund) to one or more of the other Funds. Prior to 1996, any such change could be made quarterly. Effective in 1996, such changes may be made daily.

    A participant age 55 or older, with 10 or more years of participation in the Plan, may transfer a portion of the shares of stock in the ESOP Fund to any of the investment funds within the Plan. Beginning in 1996, such transfer may be made anytime during the year.

    PARKER-HANNIFIN CORPORATION CONTRIBUTIONS

    The Company makes monthly matching contributions equal to the first 5% of a participant's deferred compensation (before-tax) contributions. The Company contributes an amount equal to 100% of the first 3% of the monthly before-tax contributions and an amount equal to 25% of the 4% and 5% of the contribution. If the contribution is on an after-tax basis only, the Company contributes an amount equal to 50% of the first 1% of the after-tax contribution and 25% of the next 2%, 3%, 4%, and 5% of the contribution. Company contributions will match the before-tax contributions prior to the after-tax contributions. With regards to lump-sum contributions made through 1995, the Company matches only participant contributions which, when added to payroll deduction contributions for such Plan year, do not exceed 5% of his total compensation for such year. Company contributions are invested solely in the ESOP Fund.

    Effective in 1996, the Company will eliminate the match on the first 3% of after-tax contribution and will match only the 4% and 5% at 25%.

    PLAN PARTICIPANTS

    The number of active participants in each fund at December 31, 1995 and 1994 are as follows:

                                1995     1994
                               _____    _____

    Company Stock Fund         6,051    4,046
    Fixed Income Fund          3,597    3,307
    Equity Fund                8,139    6,591
    Contract Income Fund       7,702    7,717
    Balanced Fund              3,908    3,311

    The total number of participants in the Plan is less than the sum of the number of participants shown above because many were participating in more than one fund.

3.  ESOP FUND NOTES PAYABLE

    During May and June of 1989, the ESOP Fund borrowed $70 million to purchase 3.75 million shares of the Company's common stock on the open market. Commencing July 1, 1989 and continuing over the period of the loan, the shares purchased by the ESOP Fund are being allocated to participants making contributions to the Plan (see Note 2). The ESOP Fund uses Company contributions and cash dividends received on unallocated shares to repay the loan plus interest (8.41% per annum for 1995 and 1994). Graduated principal payments and related interest are due semiannually, commencing December 31, 1989 and ending on June 30, 1996. The loan is guaranteed by the Company. The principal amount payable in the year ending December 31, 1996 is $6,895,000.

4.  INVESTMENTS

    Investments held by the Plan at December 31, 1995 and 1994 are summarized as follows:

                                              December 31, 1995               December 31, 1994
                                        _____________________________   _____________________________
                                         Market Value         Cost       Market Value         Cost
    Company Stock Fund
    __________________
      Key Trust Employee Benefits
         Money Market Fund              $     519,372   $     519,372   $     745,563   $     745,563
      Parker-Hannifin Common Shares*       56,391,221      30,557,724      46,160,736      25,515,852
                                        _____________   _____________   _____________   _____________
         Total                             56,910,593      31,077,096      46,906,299      26,261,415
                                        _____________   _____________   _____________   _____________


    Fixed Income Fund
    _________________
      Key Trust Employee Benefits
         Money Market Fund                    548,845         548,845       4,058,714       4,058,714
      U.S. Government Securities**         18,600,406      17,947,389      12,017,627      12,997,776
      Non-Convertible Corporate Bonds**     6,217,809       6,110,887       4,104,953       4,287,354
                                        _____________   _____________   _____________   _____________
         Total                             25,367,060      24,607,121      20,181,294      21,343,844
                                        _____________   _____________   _____________   _____________


    Equity Fund
    ___________
      Key Trust Employee Benefits
         Money Market Fund                     -               -              346,502         346,502
         Value Equity Fund                 95,862,263      54,426,496      60,988,910      41,853,579
                                        _____________   _____________   _____________   _____________
         Total                             95,862,263      54,426,496      61,335,412      42,200,081
                                        _____________   _____________   _____________   _____________


    Contract Income Fund
    ____________________
      Key Trust Employee Benefits
         Money Market Fund                 14,609,536      14,609,536       6,179,884       6,179,884
                                        _____________   _____________   _____________   _____________
         Total                             14,609,536      14,609,536       6,179,884       6,179,884
                                        _____________   _____________   _____________   _____________


    Balanced Fund
    _____________
      Key Trust Employee Benefits
         Money Market Fund                     -               -              158,512         158,512
     Key Trust Employee Benefits
         Value Equity Fund                 21,166,896      15,871,671      13,318,526      13,002,686
     Key Trust Employee Benefits
         Fixed Income Fund                 11,971,679      10,507,590       8,502,034       8,653,229
                                        _____________   _____________   _____________   _____________
         Total                             33,138,575      26,379,261      21,979,072      21,814,427
                                        _____________   _____________   _____________   _____________


    ESOP Fund
    _________
      Key Trust Employee Benefits
         Money Market Fund                  4,987,792       4,987,792       3,742,100       3,742,100
      Parker-Hannifin Common Shares*
         Allocated                        149,536,973      80,354,809     118,470,639      71,721,711
         Unallocated                       11,181,084       7,510,710      26,381,674      17,668,734
                                        _____________   _____________   _____________   _____________
         Total                            165,705,849      92,853,311     148,594,413      93,132,545
                                        _____________   _____________   _____________   _____________
    Total Investments                   $ 391,593,876   $ 243,952,821   $ 305,176,374   $ 210,932,196
                                        =============   =============   =============   =============


    Contract Income Fund
    ____________________
      Investment contracts              $ 155,287,642   $ 155,287,642   $ 158,629,321   $ 158,629,321
                                        =============   =============   =============   =============

     * The number of Parker-Hannifin common shares held by the Plan were 6,960,706 at December 31, 1995 and 6,316,356 at December 31, 1994.

     ** The principal amounts of the U.S. Government Securities,
        Non-Convertible Corporate Bonds held by the Plan were $23,541,079 at December 31, 1995 and $16,973,720 at December 31, 1994.

    The net realized gain (loss) on disposition of investments included in the Plan equity is as follows:

                                   Company          Fixed                     Contract
                                    Stock           Income      Equity         Income     Balanced       ESOP
                                     Fund            Fund        Fund           Fund        Fund         Fund           Total
    Year Ended December 31, 1995

    Selling price                $ 12,065,247  $ 24,803,683  $ 16,226,629  $ 42,486,268  $ 6,299,761  $ 30,462,561  $ 132,344,149
    Cost*                          10,728,720    25,087,417    15,003,111    42,486,268    6,124,555    28,717,691    128,147,762
                                 ____________  ____________  ____________  ____________  ___________  ____________  _____________
    Realized gain (loss)         $  1,336,527  $   (283,734) $  1,223,518        -       $   175,206  $  1,744,870  $   4,196,387
                                 ============  ============  ============  ============  ===========  ============  =============


    Year Ended December 31, 1994

    Selling price                $ 12,085,110  $  9,569,472  $ 15,110,956  $ 75,448,242  $ 7,202,794  $ 28,778,421  $ 148,194,995
    Cost*                          10,239,542     9,665,838    13,809,017    75,443,070    7,203,931    27,344,813    143,706,211
                                 ____________  ____________  ____________  ____________  ___________  ____________  _____________
    Realized gain (loss)         $  1,845,568  $    (96,366) $  1,301,939  $      5,172  $    (1,137) $  1,433,608  $   4,488,784
                                 ============  ============  ============  ============  ===========  ============  =============

    The net unrealized appreciation (depreciation) of investments included in the Plan equity is as follows:

                                       Company        Fixed                       Contract
                                        Stock         Income       Equity          Income     Balanced      ESOP
                                        Fund          Fund         Fund            Fund         Fund        Fund           Total
    Balance at December 31, 1993   $ 14,367,697  $    153,333  $ 19,312,812  $   (259,983) $    73,445  $ 32,102,008  $  65,749,312

    Change for the fiscal period      6,277,187    (1,315,883)     (177,481)      259,983       91,200    23,359,860      8,494,866
                                   ____________  ____________  ____________  ____________  ___________  ____________  _____________
    Balance at December 31, 1994     20,644,884    (1,162,550)   19,135,331        -           164,645    55,461,868     94,244,178

    Change for the fiscal period      5,188,613     1,922,489    22,300,436        -         6,594,669    17,390,670     53,396,877
                                   ____________  ____________  ____________  ____________  ___________  ____________  _____________
    Balance at December 31, 1995   $ 25,833,497  $    759,939  $ 41,435,767  $     -       $ 6,759,314  $ 72,852,538  $ 147,641,055
                                   ============  ============  ============  ============  ===========  ============  =============

    * Cost of securities sold is determined on an average historical cost basis.

5.  CONTRACT INCOME FUND

    Reported in the aggregate for the Contract Income Fund at December 31:

                                                        1995            1994
                                               -------------   -------------

    Contract Value of Assets                   $ 169,961,276   $ 165,135,412
    Fair Value of Assets                       $ 172,323,519   $ 157,477,576
    Average Yield of Assets                            6.35%           6.51%
    Return on assets for the
       12 months ended December 31                     6.44%           6.52%
    Duration                                      2.38 years      2.72 years

    The above information is provided in compliance with the AICPA Statement of Position 94-4 (SOP 94-4). SOP 94-4 requires that fair value be based upon the standard discounted cash flow methodology as referred to in the Statement of Financial Accounting Standards No. 107. To arrive at the above aggregate fair value, comparable duration Wall Street Journal Guaranteed Investment Contract (GIC) Index rates were used as the discount factor within the discounted cash flow formula. A standard present value calculation has been employed to arrive at a current value for each cash flow within a contract. The sum of the present values for each contract's cash flows is the estimated total fair value for that contract. All of the contract fair values are then added together to arrive at the above aggregate fair value for the portfolio.

    The Contract Income Fund contains a managed synthetic GIC. This is a portfolio of securities owned by the Fund with a benefit-responsive, book-value "wrap" contract associated with the portfolio. The wrap contract assures that book-value, benefit-responsive payments can be made for participant withdrawals. The managed synthetic GIC included in the above amounts at December 31, 1995 and 1994 had a contract value of $44,176,639 and $41,790,738, while the fair value was $44,678,558 and $38,463,187, respectively. The crediting rate on the managed synthetic GIC resets at least quarterly and will have an interest rate of no less than 0%.

    The Contract Income Fund contains non-benefit responsive contracts. SOP 94-4 recommends that these contracts be carried at a fair value. However, the Fund's non-benefit responsive contracts are not a large enough representation of the portfolio (1.6% and 3.4% at December 31, 1995 and 1994) to result in a material impact on the Contract Income Fund. Therefore, these contracts have been reported at contract value in the financial statements.

    It is important to note that, in the absence of an actively traded market, discounted cash flows are only an estimate of the contract's economic value. These values are not a useful value for participant statement purposes nor are they representative of the value which may be received from these contracts in either a participant disbursement or an early termination of the contract.

6.  VESTING, WITHDRAWALS AND DISTRIBUTIONS

    A participant's interest in the Plan attributable to his own contributions and Company contributions is fully vested at all times. A participant may withdraw in cash a portion of his contributions, subject to certain limitations and restrictions.

    After a participant terminates employment for any reason, all amounts are distributed to him or, if he is deceased, to his designated beneficiary. If his interest exceeds $3,500, he may defer his distribution up to his attainment of age 70 1/2. Distribution is either in a single payment, quarterly installments or, by purchase of an annuity. Amounts held in the Company Stock Fund and ESOP Fund are distributed in the form of Common Shares or cash, as the participant elects. All other amounts are distributed in the form of cash or annuity.

    Dividends received by the ESOP Fund with respect to allocated Company shares are paid to participants subsequent to the end of each plan year.

7.  TAX STATUS

    The United States Treasury Department advised on July 24, 1995, that the Plan, as restated as of January 1, 1992, constitutes a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from federal income taxes under provisions of Section 501(a).

    Contributions matched by the Company and all earnings are not taxable until distributed to the participants. Participants are allowed to make deferred compensation contributions to the Plan in amounts up to 10% of their total compensation (15% as of January 1, 1996) but not to exceed $9,240 in 1995 and 1994 (may be adjusted annually for cost-of-living increases), as mandated by the Tax Reform Act of 1986. Such contributions are made in accordance with a salary reduction arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended, and are treated for federal income tax purposes as Company contributions. Contributions by highly compensated employees are limited by testing in accordance with section 401(k).

8.  PLAN TERMINATION

    The Company, by action of its Board of Directors, without further approval by the shareholders, has the right to amend, modify, suspend, or terminate the Plan in its entirety, or as to any subsidiary or operating location. No amendment, modification, suspension, or termination shall provide that assets held in trust by the Trustee may be used for or diverted to purposes other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated, the Company contributions credited to each affected participant shall continue to be fully vested.

9.  RECONCILIATION WITH FORM 5500

    The Department of Labor requires that amounts owed to withdrawing but unpaid former participants be classified as a plan liability on Form 5500, while these amounts are not reported as a liability in the Statements of Financial Condition. As a result, the following reconciliations were prepared:

                                                        1995            1994
                                               _____________   _____________

    Plan Equity per Form 5500                  $ 552,376,550   $ 455,848,656

    Distributions payable that are allocated
         but unpaid to former participants         2,616,830       1,711,238
                                               _____________   _____________
    Plan Equity per financial statements       $ 554,993,380   $ 457,559,894
                                               =============   =============

    Distributions to former participants
         per Form 5500                         $  31,456,839   $  30,913,712

    Distributions payable that are allocated
         but unpaid to former participants        (2,616,830)     (1,711,238)

    Prior year distributions payable that
         were paid to former participants
         in the current year                       1,711,238       1,075,833
                                               _____________   _____________
    Distributions to former participants
         per financial statements              $  30,551,247   $  30,278,307
                                               =============   =============

10. ASSET ALLOCATION

    As described in Note 2, the participants may elect to invest their contributions in five investment funds (eight in 1996) and Company contributions are invested in the ESOP Fund. The allocation of assets, liabilities, income and changes in plan equity, among the funds follows on pages F-11 through F-17.

11. SUBSEQUENT EVENT

    Effective January 1, 1996, certain changes were made to the Plan. Several of these changes are as follows:

    * Plan is now valued daily

    * Participants may change contribution percentages and future investment elections upon request

    * Funds may be reallocated upon request

    * An interactive voice response system has been implemented

    * Investment elections may be allocated in whole percentage increments (limited to 50% in the Stock Fund)

    * Three new funds have been added (Small Capitalization, International, and S&P 500 Index Funds)

    * The maximum before-tax contribution has been increased from 10% to 15%

    * Eligibility begins 3 months after date of hire

    * Diversification of ESOP shares is allowed anytime during the year (subject to age and service requirements)

    * After-tax withdrawal is available upon request

    * Participant is allowed two loans at a time

    * Lump sum contributions have been eliminated

    * The after-tax match on the first 3% of after-tax contributions has been eliminated and the Company now matches only the 4% and 5% at 25%

    * Plan name has been changed to the Parker Retirement Savings Plan

For a more complete explanation of the Plan, participants should refer to the summary plan description.

      THE PARKER-HANNIFIN EMPLOYEES' SAVINGS PLUS STOCK OWNERSHIP PLAN
                  STATEMENTS OF FINANCIAL CONDITION

COMPANY STOCK FUND
__________________
                                                        December 31,
                                               ___________________________
                                                       1995           1994
Assets
 Investments at market value                   $ 56,910,593   $ 46,906,299
 Contributions receivable                           120,400         70,584
 Investment income receivable                         3,353          3,366
 Other receivables                                    3,251          3,251
                                               ____________   ____________
 Total assets                                  $ 57,037,597   $ 46,983,500
                                               ============   ============

Liabilities & Fund Equity
 Security purchases payable                    $    199,966   $    359,674
                                               ____________   ____________
 Total liabilities                                  199,966        359,674
 Fund equity                                     56,837,631     46,623,826
                                               ____________   ____________
 Total liabilities & fund equity               $ 57,037,597   $ 46,983,500
                                               ============   ============


              STATEMENTS OF INCOME AND CHANGES IN FUND EQUITY

                                                  Year ended December 31,
                                               ____________________________
                                                       1995           1994
Contributions:
 Employees' payroll deductions                 $  5,904,379   $  3,658,367
 Lump-sum contributions                              17,711         43,873
 Transfers from other plans                            -            26,115
                                               ____________   ____________
 Total employees' contributions and transfers     5,922,090      3,728,355


Transfers from other Savings Plan Funds           1,711,350        760,170
Interest income                                      28,807         23,394
Dividend income                                   1,118,664      1,065,064
Net appreciation in the fair
   value of investments                           6,525,140      8,122,755
Withdrawals and terminations                     (3,070,697)    (2,957,562)
Trustee fees and expenses                           (39,712)       (23,419)
Transfers to other Savings Plan Funds            (1,981,837)    (6,374,588)
                                               ____________   ____________
Increase in fund equity                          10,213,805      4,344,169

Beginning fund equity                            46,623,826     42,279,657
                                               ____________   ____________
Ending fund equity                             $ 56,837,631   $ 46,623,826
                                               ============   ============

      THE PARKER-HANNIFIN EMPLOYEES' SAVINGS PLUS STOCK OWNERSHIP PLAN
                   STATEMENTS OF FINANCIAL CONDITION

FIXED INCOME FUND
_________________

                                                         December 31,
                                               ____________________________
                                                       1995           1994
Assets
 Investments at market value                   $ 25,367,060   $ 20,181,294
 Contributions receivable                            37,930         75,837
 Investment income receivable                       534,564        312,876
 Other receivables                                   -              30,359
                                               ____________   ____________
 Total assets                                  $ 25,939,554   $ 20,600,366
                                               ============   ============


Liabilities & Fund Equity
 Fund equity                                   $ 25,939,554   $ 20,600,366
                                               ____________   ____________
 Total liabilities & fund equity               $ 25,939,554   $ 20,600,366
                                               ============   ============


               STATEMENTS OF INCOME AND CHANGES IN FUND EQUITY


                                                  Year ended December 31,
                                               ____________________________
                                                       1995           1994
Contributions:
 Employees' payroll deductions                 $  3,799,019   $  3,262,850
 Lump-sum contributions                               5,235         17,861
 Transfers from other plans                           -             47,877
                                               ____________   ____________
 Total employees' contributions and transfers     3,804,254      3,328,588

Transfers from other Savings Plan Funds             730,040      1,028,331
Interest income                                   1,476,593      1,221,043
Net appreciation (depreciation) in
   the fair value of investments                  1,638,755     (1,412,249)
Withdrawals and terminations                     (1,240,139)    (1,437,396)
Trustee fees and expenses                           (53,784)       (44,573)
Transfers to other Savings Plan Funds            (1,016,531)    (1,930,896)
                                               ____________   ____________

Increase in fund equity                           5,339,188        752,848

Beginning fund equity                            20,600,366     19,847,518
                                               ____________   ____________
Ending fund equity                             $ 25,939,554   $ 20,600,366
                                               ============   ============

      THE PARKER-HANNIFIN EMPLOYEES' SAVINGS PLUS STOCK OWNERSHIP PLAN
                     STATEMENTS OF FINANCIAL CONDITION

EQUITY FUND
___________

                                                         December 31,
                                                ___________________________
                                                        1995           1994
Assets
 Investments at market value                    $ 95,862,263   $ 61,335,412
 Contributions receivable                            133,392        182,699
 Investment income receivable                            219          2,019
                                                ____________   ____________
 Total assets                                   $ 95,995,874   $ 61,520,130
                                                ============   ============

Liabilities & Fund Equity
 Fund equity                                    $ 95,995,874   $ 61,520,130
                                                ____________   ____________
 Total liabilities & fund equity                $ 95,995,874   $ 61,520,130
                                                ============   ============


              STATEMENTS OF INCOME AND CHANGES IN FUND EQUITY

                                                  Year ended December 31,
                                                ___________________________
                                                        1995           1994
Contributions:
 Employees' payroll deductions                  $ 12,441,882   $ 10,084,086
 Lump-sum contributions                               23,545         35,600
 Transfers from other plans                            -             73,561
                                                ____________   ____________
 Total employees' contributions and transfers     12,465,427     10,193,247

Transfers from other Savings Plan Funds            4,430,954      3,288,501
Interest income                                       22,401          9,569
Net appreciation in the fair
   value of investments                           23,523,954      1,124,458
Withdrawals and terminations                      (3,445,167)    (3,468,944)
Trustee fees and expenses                           (266,125)      (177,235)
Transfers to other Savings Plan Funds             (2,255,700)    (4,442,193)
                                                ____________   ____________
Increase in fund equity                           34,475,744      6,527,403

Beginning fund equity                             61,520,130     54,992,727
                                                ____________   ____________
Ending fund equity                              $ 95,995,874   $ 61,520,130
                                                ============   ============

      THE PARKER-HANNIFIN EMPLOYEES' SAVINGS PLUS STOCK OWNERSHIP PLAN
                    STATEMENTS OF FINANCIAL CONDITION

CONTRACT INCOME FUND
____________________

                                                        December 31,
                                               _____________________________
                                                        1995            1994
Assets
 Investments at market value                   $  14,609,536   $   6,179,884
 Investment contracts                            155,287,642     158,629,321
 Contributions receivable                             -               41,803
 Investment income receivable                        311,154         681,597
 Security sales receivable                               186          34,920
                                               _____________   _____________
 Total assets                                  $ 170,208,518   $ 165,567,525
                                               =============   =============

Liabilities & Fund Equity
 Security purchases payable                    $     247,242   $     432,113
                                               _____________   _____________
 Total liabilities                                   247,242         432,113

 Fund equity                                     169,961,276     165,135,412
                                               _____________   _____________
 Total liabilities & fund equity               $ 170,208,518   $ 165,567,525
                                               =============   =============


                STATEMENTS OF INCOME AND CHANGES IN FUND EQUITY

                                                     Year ended December 31,
                                               _____________________________
                                                        1995            1994
Contributions:
 Employees' payroll deductions                 $  11,625,898   $  10,615,311
 Lump-sum contributions                                7,950         150,708
 Transfers from other plans                           -              194,938
                                               _____________   _____________
 Total employees' contributions and transfers     11,633,848      10,960,957

Transfers from other Savings Plan Funds            4,427,582       3,945,114
Interest income                                   10,436,961      10,353,520
Net appreciation in the fair
   value of investments                               -              265,155
Withdrawals and terminations                     (14,864,629)    (14,715,938)
Trustee fees and expenses                           (217,250)       (240,743)
Transfers to other Savings Plan Funds             (6,590,648)    (11,724,752)
                                               _____________   _____________
Increase (decrease) increase in fund equity        4,825,864      (1,156,687)

Beginning fund equity                            165,135,412     166,292,099
                                               _____________   _____________
Ending fund equity                             $ 169,961,276   $ 165,135,412
                                               =============   =============

      THE PARKER-HANNIFIN EMPLOYEES' SAVINGS PLUS STOCK OWNERSHIP PLAN
                  STATEMENTS OF FINANCIAL CONDITION

BALANCED FUND
_____________
                                                 Year ended December 31,
                                               ___________________________
                                                       1995           1994
Assets
 Investments at market value                   $ 33,138,575   $ 21,979,072
 Contributions receivable                            56,248         99,575
 Investment income receivable                            73          1,526
                                               ____________   ____________
 Total assets                                  $ 33,194,896   $ 22,080,173
                                               ============   ============

Liabilities & Fund Equity
 Fund equity                                   $ 33,194,896   $ 22,080,173
                                               ____________   ____________
 Total liabilities & fund equity               $ 33,194,896   $ 22,080,173
                                               ============   ============


             STATEMENTS OF INCOME AND CHANGES IN FUND EQUITY

                                                 Year ended December 31,
                                               ___________________________
                                                       1995           1994
Contributions:
 Employees' payroll deductions                 $  5,349,553   $  5,042,137
 Lump-sum contributions                               7,412          8,441
 Transfers from other plans                           -             22,066
                                               ____________   ____________
 Total employees' contributions and transfers     5,356,965      5,072,644

Transfers from other Savings Plan Funds           1,645,891      2,219,126
Interest income                                       4,718          7,961
Net appreciation in the fair
   value of investments                           6,769,875         90,063
Withdrawals and terminations                       (867,112)    (1,131,326)
Trustee fees and expenses                          (105,233)       (64,264)
Transfers to other Savings Plan Funds            (1,690,381)    (1,632,254)
                                               ____________   ____________

Increase in fund equity                          11,114,723      4,561,950

Beginning fund equity                            22,080,173     17,518,223
                                               ____________   ____________
Ending fund equity                             $ 33,194,896   $ 22,080,173
                                               ============   ============

      THE PARKER-HANNIFIN EMPLOYEES' SAVINGS PLUS STOCK OWNERSHIP PLAN
                   STATEMENTS OF FINANCIAL CONDITION

LOAN FUND
_________
                                                    December 31,
                                           ___________________________
                                                   1995           1994
Assets
  Participant Loans Receivable             $ 16,581,558   $ 14,659,980
                                           ____________   ____________
  Total assets                             $ 16,581,558   $ 14,659,980
                                           ============   ============


Liabilities & Fund Equity
  Fund equity                                16,581,558     14,659,980
                                           ____________   ____________
  Total liabilities & fund equity          $ 16,581,558   $ 14,659,980
                                           ============   ============



            STATEMENTS OF INCOME AND CHANGES IN FUND EQUITY

                                             Year ended December 31,
                                           ___________________________
                                                   1995           1994

Transfers from other Savings Plan Funds    $  7,912,590   $ 17,347,100
Interest income                               1,182,681        537,177
Withdrawals and terminations                   (544,271)      (354,616)
Transfers to other Savings Plan Funds        (6,629,422)    (2,869,681)
                                           ____________   ____________
Increase in fund equity                       1,921,578     14,659,980

Beginning fund equity                        14,659,980          -
                                           ____________   ____________
Ending fund equity                         $ 16,581,558   $ 14,659,980
                                           ============   ============

      THE PARKER-HANNIFIN EMPLOYEES' SAVINGS PLUS STOCK OWNERSHIP PLAN
                   STATEMENTS OF FINANCIAL CONDITION

ESOP FUND
_________
                                                     December 31,
                                            _____________________________
                                                     1995            1994
Assets
 Investments at market value                $ 165,705,849   $ 148,594,413
 Contributions receivable                         500,466         424,649
 Investment income receivable                      56,542          48,406
                                            _____________   _____________
 Total assets                               $ 166,262,857   $ 149,067,468
                                            =============   =============


Liabilities & Fund Equity
 Dividends payable to participants          $   2,885,266   $   2,394,461
 Notes payable                                  6,895,000      19,733,000
                                            _____________   _____________
 Total liabilities                              9,780,266      22,127,461

 Fund equity                                  156,482,591     126,940,007
                                            _____________   _____________
 Total liabilities & fund equity            $ 166,262,857   $ 149,067,468
                                            =============   =============


            STATEMENTS OF INCOME AND CHANGES IN FUND EQUITY

                                              Year ended December 31,
                                            _____________________________
                                                     1995            1994
Contributions:

  Employer's contributions                  $  18,200,977   $  16,341,467

Transfers from other Savings Plan Funds            68,971       1,493,719
Interest income                                   346,407         246,583
Dividend income - net                             468,882         813,637
Net appreciation in the fair
  value of investments                         19,135,540      24,793,468
Withdrawals and terminations                   (6,519,232)     (6,212,525)
Interest expense                               (1,396,102)     (2,399,541)
Transfers to other Savings Plan Funds            (762,859)     (1,107,697)
                                            _____________   _____________
Increase in fund equity                        29,542,584      33,969,111

Beginning fund equity                         126,940,007      92,970,896
                                            _____________   _____________
Ending fund equity                          $ 156,482,591   $ 126,940,007
                                            =============   =============

                                  SIGNATURE


    Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                  THE PARKER-HANNIFIN EMPLOYEES'
                                  SAVINGS PLUS STOCK OWNERSHIP PLAN




                                  BY: Michael J. Hiemstra
                                      Michael J. Hiemstra
                                      Vice President-Finance & Administration
                                      & Chief Financial Officer


June 26, 1996